Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cigna Corporation
Commission File No.: 001-08323

On September 9, 2015, Thomas A. McCarthy, Executive Vice President and Chief Financial Officer of Cigna Corporation, attended the Wells Fargo Healthcare Conference.  An audio replay of the conference was made available on or about September 10, 2015.  The following is an excerpt of the transcript.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CI - Cigna Corp at Wells Fargo Healthcare Conference

EVENT DATE/TIME:  SEPTEMBER 09, 2015 / 6:55PM GMT

SEPTEMBER 09, 2015 / 6:55PM, CI - Cigna Corp at Wells Fargo Healthcare Conference

CORPORATE PARTICIPANTS

Peter Heinz Costa Wells Fargo Securities - Analyst

Thomas McCarthy Cigna Corporation. - EVP & CFO

PRESENTATION

Peter Heinz Costa - Wells Fargo Securities - Analyst

Good afternoon, everyone. I'm Peter Costa, Wells Fargo's Managed Care Analyst and we're very happy to have with us today Cigna Corporation. From Cigna Corporation, we have Tom McCarthy, EVP and CFO who many of you know and William McDowell, also who many of you know, VP of Investor Relations and Michael Bitman, who some of you know, Senior Director from Investor Relations as well. So we're going to do this is as a Q&A, but I think Tom has a couple of comments to make for us.

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes, I just have like a minute of context study. So first, thanks everybody for coming and thanks for your interest in Cigna. First, I want to tell you, we're really excited about Anthem transaction. We do think this is an opportunity to leverage the complementary strengths of both companies and particularly to accelerate physician and customer engagement to get the better health results. And so that really is the underlying strategic theme in the transaction.

Peter Heinz Costa - Wells Fargo Securities - Analyst

There has been a lot going on in the sector lately. Want to kind of start with the backdrop before we specifically talk about you guys. With all the recently announced M&A in the sector, how do you see the industry changing as a result of that and where you think the changes will be the most dramatic?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes. Well, that change in the sector has been going on for quite some time. There is a lot of talk about these last few months where a couple deals have been done. But looking back over the last few years, there has been significant consolidation in the sector. I think we've watched a couple key fundamental trends.

First, we're becoming a more retail oriented sector, so the need to invest in tools to better engage with customers at an individual level to help them make better choices, not to mention the growing amount of business we sell directly to consumers, but I think of that retail engagement as much broader, even how we engage with retail customers in an employer plan. So the need to invest in those tools is a key driver in the consolidation. It's the cost of making those investments matter.

And then on the flipside, the evolution of our relationship with physicians is really just started to change in both the dynamics of the critical mass upon the investments needed there and the critical mass to be able to get the attention of the physician partners if you're trying to influence and partner with has changed.  So both of those key dynamics, I think, are underlying the consolidation we've seen in this sector over the last few years.

SEPTEMBER 09, 2015 / 6:55PM, CI - Cigna Corp at Wells Fargo Healthcare Conference

Peter Heinz Costa - Wells Fargo Securities - Analyst

Regarding Cigna itself and the planned transaction with Anthem, [would Cigna] was in a situation where it really made sense to combine the two companies on its face or whether it's something that you think was influenced by the other deals happening in the space at the same time as we all know or we can assume from reading some of the other company's mergers, Cigna was involved and Anthem perhaps is involved in some of the other transactions going out there?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes, I wouldn't necessarily say that kind of -- there was a cause and effective there, but the reality is there were two paths for us to develop kind of the better path for accelerating medical cost improvement. One was a combination with Humana, obviously had a different focus, broader geography, more focused product line. One was the combination with Anthem, more focused geographically, broader product line. In fact, we preferred the Anthem combination and that is the combination that ultimately resulted, but that dynamic of finding a path to accelerate medical cost improvement was more of a driver as opposed to a particular transaction dynamics.

Peter Heinz Costa - Wells Fargo Securities - Analyst

You say you preferred the Anthem transaction, yet initially there -- very public rejection of the Anthem offer, can you kind of talk about what went on between, when you -- on June 21, rejected Anthem's offer and July 24, when you accepted the offer?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Well, again, the objections we raised to the Anthem offer were more along the lines of jeez, we don't really have enough information yet. I don't think we ever argued with the strategic merits for the combination and the issues that we identified were issues -- in some of them we had had some discussions, some of them, limited discussions, but there were really areas where we needed more discovery. I mean, quite frankly, how that process evolved is puzzling for me even to this day. I mean, certainly would not be the way we would have scripted it, but ultimately we were able to get access to the information that we needed to get more clarity on some of the open switches that we had at the time when they went public with their offer.

Peter Heinz Costa - Wells Fargo Securities - Analyst

One of those concerns you cited at the time was the Blue Cross Blue Shield Association rules and then sort of the structure with the Blue Cross Blue Shield Association including the anti-trust litigation against the Blue Cross Blue Shield Associations. Can you tell us what got you comfortable with both the initial anti-trust litigation against the Blue's system and how you would fit in with the Blue's rules with your national account network?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Well, again, that was really more a matter of additional discovery on the potential implication being able to sort of (inaudible) for remedying any issues that might come up. And I would say that there is still some uncertainty on which path ultimately leads to the best result there, but we're comfortable in that there are multiple paths to a good answer and that was really the focus of the discussion from the time of the [hassle] to conclusion what are paths to make sure we get to a good result for shareholders.

Peter Heinz Costa - Wells Fargo Securities - Analyst

What are the next steps that we should be paying attention to with respect to completing the merger and what's sort of the timeline for the merger to occur?

SEPTEMBER 09, 2015 / 6:55PM, CI - Cigna Corp at Wells Fargo Healthcare Conference

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes. So this is one where it gets a little tricky right. There are some things that are very clear-cut. We'll be filing an S4 within the next few weeks. We'll have a shareholder vote schedule. Those are obviously necessary steps to complete the transaction. We've started the process with the DOJ. On the regulatory review, that's likely the long pole in the tent. We had a number of processes underway at the state regulatory level concurrently, but I would expect that things look pretty much lined up to be -- the pacing item will be the scope and extent of the DOJ review and our expectations -- we're talking pretty long. So right now, second half of 2016 is what I would expect would be the right thing to be thinking about and that is a longer than normal process.

Peter Heinz Costa - Wells Fargo Securities - Analyst

Are there times when we're going to see any information that's going to come out that we can sort of get our hands wrapped around whether the merger is progressing the same way you expect it to or it is starting to derail.

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes, I would expect that this will be an uncomfortable period of time where there won't be a lot of information to triangulate on that. Clearly there will be the S4 and the shareholder vote. So those data points will be very obvious, but the DOJ discussions -- transactions that I've had experienced with, they are not visible, they are not public and in fact part of the reason for that is they may not be reason for that is they may not be informative. The DOJ will, as part of its job, probe into a wide range of things. Some of them may end up being relevant, some of them may end up not being relevant, so that typical protocol there is, you find out when you find out. I know that's not very comforting, but that's pretty much the way that we should expect the process to work.

Peter Heinz Costa - Wells Fargo Securities - Analyst

How comfortable are you with the process and the ability to get the merger through the DOJ particularly given the national account space is a hard space. The thing about divesting, when you look at normal managed care mergers and you see overlap in a geography of their markets, it's easy to pick out this market this product area is where the National Council [further] harder to do and that's theoretically where the most overlap is?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes. Well, I'll start there right. Again, look at the businesses, like we are very complementary companies, limited overlap in individual, limited overlap in Medicare, almost no overlap in Medicaid, no overlap in small groups of course become a larger kind of commercial question. I would encourage you not to get too hung up on divestiture actionability because quite frankly there are a number of ranges, a number of options to develop solutions to any problems like that that would come up, but I would focus first on what is the likely competitive impact in that segment.

And my perspective is that segment is very competitive now and will be very competitive after this transaction and especially buyers like National Account buyers have a lot of options on how they beat their needs. They are resourced well enough to create more options if they're not satisfied with the current options. They get the best deals in the sector and much of the benefit from the combination will translate directly to them through the transaction because of increased medical costs. So I think the competitive dynamic for that sector is very favorable and in fact, I think that will be clear as we go through the DOJ part.

SEPTEMBER 09, 2015 / 6:55PM, CI - Cigna Corp at Wells Fargo Healthcare Conference

Peter Heinz Costa - Wells Fargo Securities - Analyst

What do you think are the most important factors to consider with respect to Anthem's expectations of accretion approaching 10% year one and more than doubling that year two with synergies of $2 billion? Can you talk about what we should be focused on in terms of how are you going to achieve those synergies and are those really in fact conservative numbers? Do you think you can do better than that and where do we think (Multiple Speakers)

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes, I'm going to do the typical CFO things.  I wouldn't call them conservatives, but I wouldn't worry about them as being too aggressive. I mean, we have great visibility into those numbers and we've very comfortable with them. It's not a [way up] to deliver, but I have actually changed the paradigm there a little bit, the focus on that $2 billion, that's kind of near-term largely operating expense I think when attribute [to 75%] operating expense is 25% all the things like specialty cross sell, some Medicare growth and some medical network savings that we retained most of that would be passed to the customer. And that in fact is the way the world will work in the near term. But I view that kind of a resetting the base, paying for the transaction. I think the excitements in the deal is the longer-term trajectory for the Company. And if you think about how we complement each other in certain products, for example, they have a first-class Medicaid operation, we have a first-class Medicare operation. The potential growth in the (inaudible) market of those combined operations is pretty excited, longer term, not necessarily in the next couple years.

Our individual business is much different than their individual business. I would expect as a combined entity we'd have better growth prospects there. The opportunities we have to provide flexible options for employer customers will improve with the combination, but most importantly, and I think the underscoring of the most critical strategic dynamics in the transaction,  as the combined company we'll be better positioned to accelerate that evolution of physician and hospital engagement to get away from the strip the unit cost and move to a more effective delivery of care, that results in lower medical cost. Ultimately, that will be the fuel for the long-term to provide superior growth opportunities for the Company.

In the meantime, we'll also be able to cross sell specialty business. Cigna has a pretty well developed specialty business model, Anthem less so. And that customer base at Anthem is a great opportunity for us over time to develop more revenue. So I think, personally, I look across all the businesses and it's hard to find one. Maybe international is pretty much a standalone, we just continue to get good results there. Maybe there really isn't a dramatic synergy from the combination. But most of the other businesses, there is the potential for increased cross sell, more attractive products for our customers, wider range of choice and again, those are all benefits of that typical formula to deliver benefits to our customers and we'll be able to capture share that benefits for our shareholders.

Peter Heinz Costa - Wells Fargo Securities - Analyst

Let's open the questions from the audience as well. So please feel free and jump in anybody if you have questions.

Thomas McCarthy - Cigna Corporation. - EVP & CFO

You've got a long list so, so no way for them [to finish].

Peter Heinz Costa - Wells Fargo Securities - Analyst

Should the transaction close, hopefully it does. When you think investors should be concerned about the most regarding impressive culture fit between the two organizations? Many CEOs who merged would tell you, culture is a key thing to get right. How easy is it going to be to get the culture match between the Blue and the Cigna to work?

SEPTEMBER 09, 2015 / 6:55PM, CI - Cigna Corp at Wells Fargo Healthcare Conference

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Well, I think that will be a key factor. It's something that you don't want to underestimate. Now, I am optimistic that actually both companies independently have been moving towards the same goal. I mean that is more advanced engagement with physician  partners. So -- which  is a little bit different, it's a change in the Blue's culture that just (inaudible)  Joe's leadership started to evolve over these last couple of years. So we're kind of heading in the same direction, but it will be critical. And I don't think it's a matter of adopting either company's culture. I think it's a matter of evolving prudent culture in the combined company, that has that clear focus on customer impact, physician partnerships, better long-term results.

Peter Heinz Costa - Wells Fargo Securities - Analyst

How do you think Anthem is viewing Cigna's sizable ASO business? Do you think they see this as an opportunity to have large conversions to full risk business overtime and particularly as private  exchanges work and how will that work with the Blue's structure the way it is and you can see it on a National Account basis but it's with the full risk, will that change given the Blue's structure?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Well, I'm not sure, I'm one of those that would described to -- we should expect a major mass migration from ASO to risk. I would expect Anthem will look at our specialty capabilities and realize that they like ASO business before, they're going to like it even more now because of the additional margin capture opportunities. That said though, if the business does evolves to transition more from ASO to risk. I think the combined company will clearly be very well positioned to capitalize on that both in Anthem markets and in non-Anthem markets.

Now the issue that you broke down a little bit, managing the Blue brand, it's something that we're going have to be carefully. Anthem stakes, I would expect customers would be gravitating toward Blue branded products. We couldn't make Cigna branded products available in the Anthem licensed states, but more than likely most of the business would be Anthem brands. In the non-Anthem states, the business will have to be Cigna branded. There is some exceptions to that, but generally you have to be Cigna branded and I think that would be manageable  as the business evolves especially if we evolve through a private exchange market where you can actually be clear on which offering to have on each platform. And I think the mission here is to make sure the customer has [defined] has a range of choices and understands their choices and can pick the choice that works best for them.

Peter Heinz Costa - Wells Fargo Securities - Analyst

Can you talk about, conversations you might have had with customers about the merger and what kind of feedback are you getting from your customers at that point, particularly the National Account customers?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Yes, kind of going into customer anecdotes profit of [higher couple], but they're probably not really scientific. I think generally the feedback we get and this is probably in bias of a selection right customers want to call, so we want (inaudible) feedback we get some excitement, the realization that the opportunity to combine kind of an Anthem network-oriented products with the Cigna's Medical management, wellness oriented capability is a pretty powerful results for them. And in fact, I think that is the reality, especially given the high proportion of ASO business in both companies actually but particularly our Company, the benefits of that medical products improvement go directly to the customer through the ASO brand structure. For risk-based customers, it's a little more complicated path because of the MLR benefit -- the MLR caps. It's hard to deliver the benefit through premium reductions from medical cost savings, but it's essentially the Medicare advantage like gain where they get a benefit package. So either way those benefits flow back to customers. The lower end risk customers probably don't have an appreciation for that yet, the larger ASO customers have a clear appreciation for that.

SEPTEMBER 09, 2015 / 6:55PM, CI - Cigna Corp at Wells Fargo Healthcare Conference

Peter Heinz Costa - Wells Fargo Securities - Analyst

If you think it's going to let of you off the hook about the PBM, you're wrong.  Let's talk about  the PBM and what's going to happen there. Obviously, with the change in control at Catamaran, you have some opportunity and some optionality right now. Can you talk about that optionality, what's the most likely way that plays out and then, beyond that optionality, we have sort of the optionality for Anthem with Express to do something there in the contracted volume?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Well, I'm going to be very unsatisfied here. So I kind of frame this in a couple of ways. First, I think you called the landscape, right. We do have a lot of options here. We have kind of the fully outsourced -- almost fully outsourced models that Anthem has used with [express]. We have kind of a hybrid model that we're using now with Optum where we have some targeted capabilities that we outsource to them, but still maintain a lot of proprietary capabilities and we have that fully proprietary model that we worked with before.

That full range is available including other vendors besides the current vendors and including a mix of -- with in-source with outsource.  So the whole spectrum is potentially in play. But I would expect it would take time to sort out what the best options are. So the timeline is I guess what I'd say -- it's the message that we view left is we have a lot of flexibility both in options and timing on executing those options between both companies and I wouldn't expect we'd rush to a conclusion. I wouldn't necessarily say that that would preclude some interim steps in the near term, but longer term, we keep our options open to make sure we [came] through the best result for our customers. And I do think that ultimately will be an important value play for our clients and shareholders.

Peter Heinz Costa - Wells Fargo Securities - Analyst

Not to the words of your mouth, but maybe I'll (inaudible)  is that to say that you'd extend your contracts with Optum say for a year or so here until the Anthem dealer is closed and then when you have everything on the table try to figure out what you do at that point in time?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Well, I don't think that particular track is exactly how we'd execute that, but that concept is in the right [sounded], keeping engaged as we are now to get better and keeping our options open is what we'd expect to do.

Peter Heinz Costa - Wells Fargo Securities - Analyst

What would be different from the track that I laid out?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

We don't have a contract extensions options, I mean, we have a 10-year contract with Optum.

SEPTEMBER 09, 2015 / 6:55PM, CI - Cigna Corp at Wells Fargo Healthcare Conference

Peter Heinz Costa - Wells Fargo Securities - Analyst

Well, you have the optionality right now to change the control.  So theoretically you could rework that at some point.

Thomas McCarthy - Cigna Corporation. - EVP & CFO

That's a little different than a one-year contract.

Peter Heinz Costa - Wells Fargo Securities - Analyst

Alright, would you consider using the Optum just for its retail network systems thereby allowing you to eventually bring both the ExpressScripts and Anthem  contract  -- ExpressScripts contract  and the prior Cigna contract in-house?

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Well that's something that you think -- it would be something you do to get [sort of] since that would be a range of option (inaudible)

Peter Heinz Costa - Wells Fargo Securities - Analyst

Is that a high probability option or --

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Whoever it [is now].

Peter Heinz Costa - Wells Fargo Securities - Analyst

What do you think will determine whether that's an option that would be (Multiple Speaker)

Thomas McCarthy - Cigna Corporation. - EVP & CFO

When we're ready to make that decision, how hungry is everybody and what is the landscape look like really the --

Peter Heinz Costa - Wells Fargo Securities - Analyst

Thank you very, Tom. I appreciate you come in.

Thomas McCarthy - Cigna Corporation. - EVP & CFO

Great, thanks.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cigna Corporation (“Cigna”) and Anthem, Inc. (“Anthem”) will be submitted to Cigna’s shareholders and Anthem’s shareholders for their consideration. In connection with the proposed transaction, Anthem will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for Cigna’s shareholders and Anthem’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”), and each of Cigna and Anthem will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Cigna or Anthem may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181.

PARTICIPANTS IN THE SOLICITATION

Cigna, Anthem, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Cigna’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 13, 2015 and information about Anthem’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 1, 2015. These documents are available free of charge from the sources indicated above, and from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the joint proxy statement/prospectus and other relevant materials Cigna and Anthem file with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna’s current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements concerning our projected adjusted income (loss) from operations outlook for 2015, on both a consolidated and segment basis; projected consolidated revenue growth and global medical customer growth; projected medical care and operating expense ratios; future financial or operating performance, including our ability to deliver personalized and innovative solutions for our customers and clients and future growth, business strategy, strategic or operational initiatives; economic, regulatory or competitive environments, particularly with respect to the pace and extent of change in these areas; financing or capital deployment plans; our prospects for growth in the coming years; statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna’s and Anthem’s future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “may”, “should”, “will” or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.

Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to: our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; unfavorable industry, economic or political conditions; the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that Cigna shareholders or Anthem shareholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms, as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna’s investor relations department at 215-761-4198 as well as on Anthem’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem’s investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.